February 4, 2019

Fred W. Wagenhals
President and Chief Executive Officer
Ammo, Inc.
6401 East Thomas Road, #106
Scottsdale, Arizona 85251

       Re: Ammo, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed December 14, 2018
           File No. 333-226087

Dear Mr. Wagenhals:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2018 letter.

Form S-1/A Filed December 14, 2018

Interim Financial Statements
Note 6 - Acquisitions, page 100

1. Based on your disclosures, we note that your acquisition of SWK represents a business combination under ASC 805. Based on the amount of consideration exchanged, we also note this acquisition was significant based on the provisions of Rule 8-04 of Regulation S-
       X. We note that you have filed pro forma financial statements related to this acquisition;
       however, it appears that you are also required to provide audited historical financial statements for the acquired entity and to include/incorporate the historical and related pro forma financial statements in your Form S-1 pursuant to Rules 8-04 and 8-05 of
       Regulation S-X. We further note that you recently signed a binding letter of intent to
 Fred W. Wagenhals
Ammo, Inc.
February 4, 2019
Page 2
      acquire Jagemann Stamping Company that appears to be significant at over 50% in the context of Rules 8-04 and 8-05 of Regulation S-X. Please note your requirements to provide historical and pro forma financial statements related to the probable acquisition of
      Jagemann in your Form S-1.
        You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Amanda Ravitz, Assistant Director, at (202) 551-3412 with any other questions.



                                                            Sincerely,

FirstName LastNameFred W. Wagenhals                         Division of
Corporation Finance
                                                            Office of
Manufacturing and
Comapany NameAmmo, Inc.
                                                            Construction
February 4, 2019 Page 2
cc:       Jon S. Cohen
FirstName LastName